UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

___________

For the Month of January 2004

____________

 (Commission File.  No 0-30718).

___________

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    x

40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:

____

No:    x

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE

FOR:

Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

January 28, 2004

Sierra Wireless Reports Fourth Quarter and Fiscal Year 2003 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting better than expected fourth quarter results, including revenue of $34.6 million, a profit of $1.9 million and positive cash flow.  The company is also reporting 2003 revenues of $101.7 million and net earnings of $2.3 million.  The company is guiding for further revenue growth and continued profitability in the first quarter of 2004.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.  For the three months ended December 31, 2003, our revenue was $34.6 million, operating expenses were $13.0 million, net earnings were $1.9 million and diluted earnings per share were $0.08.

"We are pleased to report exceptionally strong results for the fourth quarter and the company’s first one hundred million dollar revenue year.  Both the quarter and the full 2003 year met our business objective of profitable growth and exceeded our expectations.  Shipments of AirCards and embedded modules grew and North American revenues were up significantly during the quarter.  New orders, including follow-on orders from existing customers, were above our expectations.  Carrier testing and end customer beta trials of the Voq professional phone are well underway", said David Sutcliffe, Chairman and Chief Executive Officer.  “Looking ahead, we have good visibility on near term demand and we are investing in new products to drive future growth.  These include our Voq professional phone, expected to ship commercially during the second quarter, and products for the new and expanding EVDO and EDGE networks.  With positive cash flow and the proceeds from the recent financing, the company is well-positioned to capitalize on opportunities for further growth.”

Results for the fourth quarter of 2003, relative to company guidance provided on October 22, 2003:

Fourth quarter revenue for 2003 of $34.6 million was better than our guidance range of $30.0 to $32.0 million.  Gross margin was 41.1%, better than our guidance range of 39.0% to 40.0%.  Our net earnings of $1.9 million, or diluted earnings per share of $0.08, were better than our guidance range of a net loss of $0.2 to $0.3 million, or loss per share of $0.01.  Our cash flow was positive $70.3 million.

Excluding integration costs related to AirPrime and cash flow and interest effects related to our secondary offering, operating expenses were $12.1 million, slightly higher than our guidance range of $10.5 to $11.8 million, net earnings were $2.7 million or diluted earnings per share of $0.13, better than our guidance range of $1.0 to $1.3 million, or diluted earnings per share of $0.05 to $0.06 and positive cash flow of $2.3 million that was better than our guidance of $1.0 million.

Results for the fourth quarter of 2003, compared to the fourth quarter of 2002:

Our revenue for the fourth quarter of 2003 increased by 53.3% to $34.6 million, from $22.5 million for the same period in 2002.  Gross margin improved to 41.1% from 29.1%.    Operating expenses were $13.0 million in 2003, compared to $5.4 million in 2002.  Operating expenses, excluding integration costs, increased to $12.1 million, compared to $7.4 million, excluding the Metricom recovery and restructuring costs, in 2002.  Net earnings for the fourth quarter of 2003 were $1.9 million or diluted earnings per share of $0.08, compared to net earnings of $1.3 million, or diluted earnings per share of $0.08, in the fourth quarter of 2002.  Excluding integration costs, net earnings for the fourth quarter of 2003, increased to $2.8 million or diluted earnings per share of $0.12, compared to $1.1 million or diluted earnings per share of $0.06, excluding restructuring costs and the Metricom recovery, in the fourth quarter of 2002.

Results for the fourth quarter of 2003, compared to the third quarter of 2003:

Revenue for the three months ended December 31, 2003 amounted to $34.6 million, compared to $26.2 million in the third quarter of 2003, an increase of 31.7%.  Gross margins were $14.2 million or 41.1% in the fourth quarter of 2003, compared to $10.7 million or 40.7% in the third quarter of 2003.  Operating expenses were $13.0 million, compared to $11.5 million in the previous quarter.  Operating expenses, excluding integration costs, were $12.1 million in the fourth quarter of 2003, compared to $9.5 million, excluding restructuring costs, integration costs and the Metricom recovery, in the third quarter of 2003.

Net earnings were $1.9 million for the three months ended December 31, 2003, compared to a net loss of $0.9 million for the three months ended September 30, 2003.  Excluding integration costs, net earnings were $2.8 million or diluted earnings per share of $0.12 in Q4 2003, compared to net earnings, excluding restructuring costs, integration costs and the Metricom recovery, of $1.1 million or diluted earnings per share of $0.06 in Q3 2003.

Results for 2003 fiscal year:

Revenue for the year ended December 31, 2003 was $101.7 million and gross margin was $41.2 million or 40.5% of revenue.  Operating expenses were $39.7 million.  Excluding restructuring costs, integration costs and Metricom recoveries, operating expenses were $37.0 million.  Our net earnings for 2003 were $2.3 million or diluted earnings per share of $0.12.  Excluding the items noted above, our net earnings were $4.9 million or diluted earnings per share of $0.26.

Fourth Quarter Highlights Included:

-

We announced the VoqTM line of professional phones and value-added software for business users.  New Voq-branded professional phones will be based on Microsoft Windows Mobile software for Smartphones and will feature both a familiar phone keypad and a unique flip-open QWERTY thumbpad.  The first Voq model will support global markets by operating over the GSM and GPRS wireless networks.

-

We announced the addition of the Sierra Wireless AirCard® 580, a wireless wide area PC Card for notebook computers that is designed to operate over CDMA2000 1xEV-DO networks.  The Sierra Wireless AirCard 580, expected to be available in Q1 2004, will provide mobile professionals with wireless data access at speeds up to 2.4 Megabits per second.

-

We joined forces with Hitachi Ubiquitous Business Solutions to deliver an integrated wireless tablet solution called VisionPlate, for mobile professionals in the healthcare, hospitality, transportation, and event management industries. This offering will enable mobile professionals in a wide range of industries to quickly deploy secure wireless access to enterprise and corporate applications, anytime, anywhere.

-

We completed a public offering of 4,600,000 common shares in the United States and Canada at a price of $16.25 per share.  Under the offering, which included the shares issuable upon the exercise by the underwriters of the over-allotment option, we sold 4,442,222 common shares from treasury and two retiring officers sold an aggregate of 157,778 common shares by way of a secondary offering.  Our proceeds, net of commission and expenses of the offering, were approximately $67.4 million.

-

We signed a distribution agreement with Putian Eastern Communications Group Co., Ltd. in China for the Sierra Wireless AirCard 555. Eastcom will bundle the Sierra Wireless AirCard 555 with China Unicom's data service and provide wireless solutions to enterprise customers and mobile professionals.  We are continuing to expand our presence in China, and across Asia Pacific through strategic relationships previously announced in Australia, Hong Kong, New Zealand, Singapore, and Thailand.

-

We reached a significant milestone in our global distribution of wireless products and solutions by shipping our one millionth unit, an AirCard 555, with Verizon Wireless to Liebert® Corporation, an Emerson Network Power company. With one of the world's largest service teams dedicated to the maintenance and on-site repair of critical computer support systems, Liebert Global Services selected the Sierra Wireless AirCard 555 operating on the Verizon Wireless NationalAccess network to empower its employees with fast, wireless access to information.

-

In order to strengthen wireless communication research at SFU, we have provided a three-year $180,000 commitment and BC Advanced Systems Institute has provided a four-year research fellowship worth a total $250,000. The combined $430,000 will create the Sierra Wireless Chair in wireless telecommunications in SFU's school of engineering science and support research in this field.

Financial Guidance

We are providing our first quarter guidance for 2004 that reflects our current business indicators and expectations.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    All figures are estimates based on management’s current beliefs and assumptions and are subject to change.  Our actual results could differ materially from those presented below.

Q1 2004 Guidance

Revenue	$35.0 - $37.0 million
Gross margin	39% - 40%
Operating expenses	$12.8 - $13.2 million
Net earnings	Approximately $1.5 million
Diluted earnings per share	Approximately $0.06
Cash flow	Neutral

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications.  When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information on Sierra Wireless, visit our web site at www.sierrawireless.com.  For more information on Voq professional phones, visit our web site at www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on January 28, 2003 at 2:30 PM PST,

5:30 PM EST.  To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-800-470-5906  Passcode:  Not required

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-800-558-5253  Passcode:  21175255

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

Peter W. Roberts, CA, CPA

Chief Financial Officer

(604) 231-1192

Website: www.sierrawireless.com

Email: proberts@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	(Unaudited)		(Audited)

Revenue	$ 34,573	$ 2,547	$ 101,709	$ 77,259
Cost of goods sold	20,370	15,987	60,551	69,261
Gross margin	14,203	6,560	41,158	7,998

Expenses
Sales and marketing	3,613	3,133	11,585	11,564
Research and development, net	5,621	2,263	15,994	14,896
Administration	2,198	(356)	6,597	4,785
Restructuring and other charges	—	(224)	1,220	12,869
Integration costs	921	—	1,947	—
Amortization	638	555	2,327	2,331
	12,991	5,371	39,670	46,445
Earnings (loss) from operations	1,212	1,189	1,488	(38,447)

Other income	768	149	965	247
Earnings (loss) before income taxes	1,980	1,338	2,453	(38,200)
Income tax expense	55	30	198	3,463
Net earnings (loss)	1,925	1,308	2,255	(41,663)
Deficit, beginning of period	(73,234)	(74,872)	(73,564)	(31,901)
Deficit, end of period	$ (71,309)	$ (73,564)	$ (71,309)	$ (73,564)

Earnings (loss) per share for the period:
Basic	$ 0.09	$ 0.08	$ 0.12	$ (2.56)
Diluted	$ 0.08	$ 0.08	$ 0.12	$ (2.56)

Weighted average number of shares (in thousands)
Basic	22,563	16,334	18,442	16,304
Diluted	23,383	16,733	18,989	16,304

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Audited)

December 31,	2003	2002

Assets
Current assets
Cash and cash equivalents	$ 70,358	$ 34,841
Short-term investments	14,760	—
Accounts receivable	21,566	13,865
Inventories	1,511	6,673
Prepaid expenses	2,223	864
	110,418	56,243
Long-term investments	24,639	—
Fixed assets	5,985	7,198
Intangible assets	14,620	6,907
Goodwill	19,706	—
Deferred income taxes	500	500
Other	—	241
	$ 175,868	$ 71,089

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$ 5,966	$ 3,017
Accrued liabilities	22,221	12,431
Deferred revenue and credits	399	297
Current portion of long-term liabilities	1,328	2,803
Current portion of obligations under capital lease	141	831
	30,055	19,379
Long-term liabilities	2,266	2,896
Obligations under capital lease	—	60

Shareholders' equity
Share capital	214,047	123,047
Warrants	1,538	—
Deficit	(71,309)	(73,564)
Accumulated other comprehensive income Cumulative translation adjustments	(729)	(729)
	143,547	48,754
	$ 175,868	$ 71,089

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	Three months ended December 31,		Year ended December 31,
	2003	2002	2003	2002
	(Unaudited)		(Audited)
Cash flows from operating activities:
Net earnings (loss) for the period	$ 1,925	$ 1,308	$ 2,255	$ (41,663)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities Amortization	1,276	1,358	5,669	6,788
Non-cash restructuring and other charges	—	2,688	895	28,593
Loss on disposal	—	475	2	597
Deferred income taxes	—	—	—	3,754
Accrued warrants	57	97	386	481
Changes in operating assets and liabilities Accounts receivable	(2,823)	(502)	(5,360)	(3,361)
Inventories	1,418	(740)	5,878	2,517
Prepaid expenses	(1,375)	(467)	(1,087)	159
Accounts payable	4,276	(1,038)	225	(1,339)
Accrued liabilities	(1,395)	(570)	5,296	(463)
Deferred revenue and credits	(31)	(21)	101	(753)
Net cash provided by (used in) operating activities	3,328	2,588	14,260	(4,690)

Cash flows from investing activities:
Business acquisitions	159	—	33	—
Proceeds on disposal	—	307	4	338
Purchase of fixed assets	(997)	(235)	(1,972)	(2,219)
Increase in intangible assets	(149)	(428)	(4,077)	(1,431)
Purchase of long-term investments	(24,639)	—	(24,639)	—
Purchase of short-term investments	(14,933)	—	(25,103)	(14,662)
Proceeds on maturity of short-term investments	9,075	6,008	10,492	46,541
Net cash provided by (used in) investing activities	(31,484)	5,652	(45,262)	28,567

Cash flows from financing activities:
Issue of common shares	68,263	28	68,623	374
Repayment of long-term liabilities	(439)	(285)	(2,104)	(1,495)
Net cash provided by (used in) financing activities	67,824	(257)	66,519	(1,121)

Net increase in cash and cash equivalents	39,668	7,983	35,517	22,756
Cash and cash equivalents, beginning of period	30,690	26,858	34,841	12,085
Cash and cash equivalents, end of period	$ 70,358	$ 34,841	$ 70,358	$ 34,841

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By: /s/  Peter W. Roberts

      Peter W. Roberts, Chief Financial Officer

Date: January 30, 2004